UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 12b-25

NOTIFICATION OF LATE FILING

(Check one)

[X]   Form 10-K    [   ]   Form 11-K     [   ]   Form 10-Q    [   ]   Form 10-D    [   ]   Form N-SAR

   [   ]   Form N-CSR

For Period Ended:      December 31, 2007

[   ]  Transition Report on Form 10-K

[   ]  Transition Report on Form 20-F

[   ]  Transition Report on Form 11-K

[   ]  Transition Report on Form 10-Q

[   ]  Transition Report on Form N-SAR

For the Transition Period Ended:  __________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

                  Cornerstone Ministries Investments, Inc.

Full Name of Registrant

Former Name is Applicable

                   2450 Atlanta Highway – Suite 904

Address of Principal Executive Office (Street and Number)

                   Cumming, GA 30040

City, State and Zip Code

PART II – RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  9Check box if appropriate)

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(a)

The reason described in reasonable detail in Part III of this form could not be eliminated without

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unreasonable effort or expense.

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(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,

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form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day

[   ]

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following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or

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subject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth

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calendar day following the prescribed due date; and

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(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  SEE ATTACHED

SEC 1344 (05-06

Person who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV – OTHER INFORMATION

(1)

Name and telephone number of person to contact in regards to this notification

    John T. Ottinger, Jr.

             678

     455-1100

(Name)

     (Area Code)

 (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).     Yes [X]  No [   ]

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         Yes [X]

No [   ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.  SEE ATTACHED

         Cornerstone Ministries Investments, Inc.

      (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date              03/28/08

By        /s/ John T. Ottinger, Jr.

INSTRUCTION:   The form may be signed by an executive officer of the registrant or buy any other duly authorized representative.  The name and title of the person signing the form shall by typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omission of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.

This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copied of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.

A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.

Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.

Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

Form 12b-25

Part III Narrative

The registrant is unable to file its 2007 10-KSB in a timely manner because of the following items:

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On February 10, 2007 the registrant filed for chapter 11 bankruptcy protection with the United States Bankruptcy Court – Northern District of Georgia.  Shortly thereafter, the registrant filed a motion with the court to retain its previous independent auditors so that the registrant could continue to work on the completion of its 2007 10-KSB.  As of March 28, 2008, the court has not approved the motion; therefore, we are unable to finish our 10-KSB by March 31, 2008.

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The registrant has not received all of the appraisals and cash flow analyses necessary to complete its loan loss valuation for 2007.  There are a number of large value loans involved and the completion of these appraisals and cash flow analyses will, most likely, have a material impact on 2007’s reported numbers.  Without these final appraisals and cash flow analyses the registrant cannot accurately value its allowance for loan loss as of the end of 2007.

At this time we do not know when our December 31, 2007 Form 10-KSB will be filed.

Form 12b-25

Part IV (3) Other Information

The registrant’s 2007 operations statement will reflect material allowance for loan less estimated increases as compared to 2006’s operations statement.  At a minimum, the charge to earnings in 2007 will be approximately $26 million.  However, as described in the “Part III Narrative” section of this form, we have not received all of the appraisals and cash flow analyses that we need in order to reasonably estimate the final charge to earnings. In addition, our independent auditors have not been approved by the bankruptcy court, which also keeps us from finalizing these amounts.